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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                FORM 12b-25

                        NOTIFICATION OF LATE FILING

Commission File Number:  0-7647

(Check one)
[ ]   Form 10-K and Form 10-KSB       [ ]   Form 11-K
[ ]   Form 20-F          [X]  FORM 10-Q AND FORM 10-QSB       [ ]  Form N-SAR

              FOR THE QUARTERLY PERIOD ENDED DECEMBER 31, 1999

Read attached Instruction Sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                    N/A


                                   PART I
                           REGISTRANT INFORMATION

Full name of registrant:        HAWKINS CHEMICAL, INC.
                        ------------------------------------------------------
Former name if applicable:

Address of principal executive
    office (street and number): 3100 East Hennepin Avenue
                               -----------------------------------------------

City, State and Zip Code:     Minneapolis, MN 55413
                         -----------------------------------------------------


                                  PART II
                           RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed:

(Check appropriate box)

         [X]      (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [X]      (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
10-Q, 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
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         [ ]     (c) The accountant's statement or other exhibit required by
Rule 12b-25(c) has been attached if applicable.


                                  PART III
                                 NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period:

                  The change to segment reporting for the first quarter placed a significant burden on the Registrant and its personnel. The required financial information has taken longer to prepare than the amount of time available, particularly since many of the Registrant's internal and external resources were also required to prepare the Company's annual report on Form 10-K, proxy statement and annual report to shareholders during the same time period.


                                  PART IV
                             OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:


         Jennie A. Clarke, Esq.                         (612) 339-2500
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                 (Name)                          (Area Code) (Telephone number)

         (2) Have all other periodic reports required under Section 13 or
15(d) of the Securities Exchange Act of 1934 or Section 30 of the
Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s)
been filed? If the answer is no, identify report(s):
                                                       [X]  Yes         [  ]  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:
                                                       [X]  Yes         [  ]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  Net income was $1,639,687 in the first quarter of fiscal 2000 compared to $3,426,234 in the prior period. The majority of the decrease is attributable to the receipt of one-time payment of insurance proceeds for pending litigation occurred in first quarter of fiscal 1999. Gross profit is down approximately $200,000 compared to the first quarter of fiscal 1999, due primarily to increased costs.
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                                 SIGNATURES

                          HAWKINS CHEMICAL, INC.
                (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  February 15, 2000             By:  /s/ Marvin E. Dee
     ---------------------------        ------------------------------------
                                          Marvin E. Dee
                                     Its:  Vice President, Chief
                                           Financial Officer, Secretary and
                                           Treasurer